# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CERO THERAPEUTICS HOLDINGS, INC., CIK 0001870404
CUSIP: 71902K105
Title of class of securities: Common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 201 Haskins Way, Suite 230, South San Francisco, California (CA), 94080
Date of event which requires filing of this statement: 12/13/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-24-119407
Filed by CIK 0002042634

## Reporting persons
- YK Bioventures Opportunities GP I, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 17,002; sole dispositive power 0; shared dispositive power 17,002; aggregate amount beneficially owned 17,002 (0% of the class)
- YK Bioventures Opportunities Fund I, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 17,002; sole dispositive power 0; shared dispositive power 17,002; aggregate amount beneficially owned 17,002 (0% of the class)
- Gary K. Yeung: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 17,002; sole dispositive power 0; shared dispositive power 17,002; aggregate amount beneficially owned 17,002 (0% of the class)
- Mitchell W. Kossar: type of reporting person: insurance company (IC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 17,002; sole dispositive power 0; shared dispositive power 17,002; aggregate amount beneficially owned 17,002 (0% of the class)

## Item 1. Issuer
Name of issuer: CERO THERAPEUTICS HOLDINGS, INC.
Address of issuer's principal executive offices: 201 Haskins Way, Suite 230, , South San Francisco, CA, 94080.

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this report (collectively, the "Reporting Persons") are:

1. YK Bioventures Opportunities GP I, LLC (the "General Partner")
2. YK Bioventures Opportunities Fund I, L.P. (f/k/a YK Bioventures, LLC) (the "Fund")
3. Gary Yeung
4. Mitchell Kossar

The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13G.
Address of principal business office or, if none, residence: c/o YK Bioventures Capital Partners, LLC, 398 Primrose Road, Suite 328, Burlingame, CA 94010.
Citizenship: The General Partner is a Delaware limited liability company and the Fund is a Delaware limited partnership. Messrs. Yeung and Kossar are United States citizens.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by this item with respect to each Reporting Person is set forth in Row 9 of the Reporting Person Information pages to this Schedule 13G.

As of December 17, 2024, the Fund directly holds 17,002 shares of Common Stock of the Issuer. The General Partner is the general partner of the Fund. Messrs. Yeung and Kossar are the managing partners of the General Partner. As the general partner of the Fund, the General Partner may be deemed to beneficially own, for purposes of Section 13(d) of the Securities Exchange Act of 1934 (the "Act"), any securities of the Issuer held by the Fund. As managing partners of the General Partner, Messrs. Yeung and Kossar may be deemed beneficial owners, for purposes of Section 13(d) of the Act, of any securities of the Issuer held by the Fund.
Percent of class: The information required by this item with respect to each Reporting Person is set forth in Row 11 of the Reporting Person Information pages to this Schedule 13G. The ownership percentages reported are based upon 191,881,107 shares of Common Stock outstanding as of December 16, 2024, as reported to the Reporting Persons by the Issuer.
Sole power to vote or to direct the vote: The information required by this item with respect to each Reporting Person is set forth in Row 5 of the Reporting Person Information pages to this Schedule 13G.
Shared power to vote or to direct the vote: The information required by this item with respect to each Reporting Person is set forth in Row 6 of the Reporting Person Information pages to this Schedule 13G.
Sole power to dispose or to direct the disposition: The information required by this item with respect to each Reporting Person is set forth in Row 7 of the Reporting Person Information pages to this Schedule 13G.
Shared power to dispose or to direct the disposition: The information required by this item with respect to each Reporting Person is set forth in Row 8 of the Reporting Person Information pages to this Schedule 13G.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1 Joint Filing Agreement

## Signatures
- YK Bioventures Opportunities GP I, LLC: /s/ Gary K. Yeung, By Gary K. Yeung, Managing Partner (12/17/2024)
- YK Bioventures Opportunities Fund I, L.P.: /s/ Gary K. Yeung, By YK Bioventures Opportunities GP I, LLC, its General Partner, By Gary K. Yeung, Managing Partner (12/17/2024)
- Gary K. Yeung: /s/ Gary K. Yeung, Gary K. Yeung (12/17/2024)
- Mitchell W. Kossar: /s/ Mitchell W. Kossar, Mitchell W. Kossar (12/17/2024)